Exhibit 99.3

AGENDA AND EXPLANATORY NOTES
FOR THE ANNUAL GENERAL MEETING OF STELLANTIS N.V.

To be held on Thursday April 13, 2023 at 12:00 noon CEST at
the offices of Freshfields Bruckhaus Deringer LLP,
Strawinskylaan 10, 1077 XZ, Amsterdam,
The Netherlands

AGENDA FOR THE 2023 ANNUAL GENERAL MEETING OF STELLANTIS N.V. ("STELLANTIS" OR "COMPANY")

AGENDA

1    Opening

2    Annual Report 2022

a.Report of the Board of Directors for the financial year 2022 (discussion)
b.Policy on additions to reserves and on dividends (discussion)
c.Remuneration Report 2022 excluding pre-merger legacy matters (advisory voting)
d.Remuneration Report 2022 on the pre-merger legacy matters (advisory voting)
e.Adoption of the Annual Accounts 2022 (voting)
f.Approval of 2022 dividend (voting)
g.Granting of discharge to the directors in respect of the performance of their duties during the financial year 2022 (voting)

3    Appointment of Non-Executive Director

Proposal to appoint Mr. Benoît Ribadeau-Dumas as Non-Executive Director (voting)

4    Appointment of the Independent Auditor(s)

a.Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor for the financial year 2023 (voting)

b.Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2024 (voting)

5    Amendment to Remuneration Policy

Proposal to amend paragraph 6 of the Remuneration Policy for the Board of Directors (voting)

6    Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

a.Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

b.Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

7    Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital

Proposal to authorize the Board of Directors to acquire fully paid-up common shares in the Company’s own share capital in accordance with article 9 of the Company’s articles of association (voting)

8    Cancellation of shares in the capital of the Company

Proposal to cancel common shares held by the Company in its own share capital as specified in article 10 of the Company’s articles of association (voting)

9    Closing

EXPLANATORY NOTES TO THE AGENDA FOR THE 2023 AGM OF STELLANTIS

1. Opening

The chairperson of the meeting will open the meeting.

2. Annual Report 2022

A. Report of the Board of Directors for the financial year 2022 (discussion)

The Report on Operations of the Company is contained in the Company’s Annual Report 2022. For further details please refer to the “Report on Operations” section of the Annual Report.

B. Policy on additions to reserves and on dividends (discussion)

The Company's dividend policy as referred to below contemplates an annual ordinary dividend to be distributed by the Company to the holders of common shares.

Common shares
The Company’s dividend policy contemplates an annual ordinary dividend to the holders of common shares targeting a payout ratio of 25%-30% of the Company’s Net Profit for the relevant prior financial year.

The actual level of dividend to be distributed by the Company will be determined by the Board of Directors in its sole discretion and will be subject to earnings, cash balances, commitments, strategic plans and any other factors that the Board of Directors may deem relevant at the time of a dividend distribution, including adjustments for income or costs that are significant in nature but expected to occur infrequently.

Special voting shares
The holders of special voting shares are not entitled to any distributions. However, pursuant to article 29.4 of the Company's articles of association, from any amount of profits not reserved by the Board of Directors, first an amount shall be allocated and added to a separate special voting shares dividend reserve for the benefit of the holders of special voting shares (the "Special Voting Shares Dividend Reserve"). The Company has no intention to propose any distribution from the Special Voting Shares Dividend Reserve.

C. Remuneration Report 2022 excluding pre-merger legacy matters (advisory voting)

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, the Remuneration Report 2022, excluding the section of the Remuneration Report 2022 on the pre-merger legacy matters, which will be addressed under agenda item 2.D., is submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

Following the advisory voting on the 2022 Remuneration Report at the Annual General Meeting of Shareholders of 2022, which was positive for 47.9%, the Company and the Remuneration Committee engaged in an extensive shareholder outreach over the course of two rounds of engagement throughout 2022 and in early 2023. In response to the 2022 Annual General Meeting of Shareholders vote and based on the feedback received, the Board, upon proposal of the Remuneration Committee, decided upon a number of changes in the Company’s remuneration practices and disclosures. Such changes include changes in the TSR metric for long term incentive compensation (which will not allow for any vesting/payout for below-median performance effective with the Company’s 2023 Long Term Incentive grant), improvement of overall disclosures and transparency by enhancing clarity on targets, how they are set, and on how performance drives outcomes. In addition, as included in the following agenda item n. 5, it is proposed to amend paragraph 6 of the Remuneration Policy to provide for equity awards under the Company’s Long Term Incentive Plan to consist only of Performance Share Units (PSUs) for the Executive Directors beginning with the 2023 grant.

The advisory vote on this agenda item does not include the dedicated section of the Remuneration Report 2022 ("Pre-merger Legacy Matters - Remuneration to Former Executive Director of FCA N.V.") that reports on the payment made in the financial year 2022 in fulfillment of an agreement entered into between the former Chief Executive Officer of FCA N.V., Mr. Michael Manley, and FCA N.V. prior to the merger, as further detailed in the Remuneration Report 2022. This section of the Remuneration Report 2022 is tabled for a separate advisory vote under the following agenda item.

The Remuneration Report for 2022 is contained in the Annual Report 2022 and is available on the Company's website. For further details, please refer to the "Remuneration Report" section of the Annual Report 2022.

D. Remuneration Report 2022 on the pre-merger legacy matters (advisory voting)

A dedicated section of the Remuneration Report 2022 ("Pre-merger Legacy Matters - Remuneration to Former Executive Director of FCA N.V.") reports on the payment made in the financial year 2022 in fulfillment of an agreement entered into between the former Chief Executive Officer of FCA N.V., Mr.

Michael Manley, and FCA N.V. prior to the merger, as further detailed in the Remuneration Report 2022. No decision was made in 2022 by the Stellantis Board regarding this matter. The Company regards this matter as a legacy matter and submits it to the separate advisory vote to allow for a more clear and specific feedback from the shareholders on the different matters reported.

Pursuant to article 2:135b subsection 2 of the Dutch Civil Code, also this section of the 2022 Remuneration Report will be submitted to the General Meeting of Shareholders for its advisory vote. It is proposed to the General Meeting of Shareholders to cast a favorable advisory vote.

E. Adoption of the Annual Accounts 2022 (voting)

The Company's Annual Accounts 2022 have been drawn up by the Board of Directors and audited by the external auditor of the Company, Ernst & Young Accountants LLP, who have issued an unqualified opinion. It is proposed that the Annual Accounts 2022 be adopted by the General Meeting of Shareholders.

F. Approval of 2022 dividend (voting)

Subject to the adoption of the Company’s Annual Accounts 2022 (including the consolidated and statutory financial statements) by the General Meeting of Shareholders and in accordance with article 29 of the articles of association of the Company, the Board of Directors proposes to approve a dividend payment from the profits shown in the 2022 Annual Accounts on the Company’s common shares of EUR 1.34 per common share. This results in a total cash distribution for the financial year 2022 of approximately EUR 4.2 billion. The dividend will be paid fully in cash.

Upon approval by the General Meeting of Shareholders, the expected calendar dates for the common shares listed on the New York Stock Exchange, Euronext Milan and Euronext Paris will be as follows: (i) ex-date April 24, 2023, (ii) record date April 25, 2023, and (iii) payment date May 4 2023.

The balance between the total amount of the dividend distribution for the financial year 2022 and the full amount of profits shown in the Company’s Annual Accounts 2022 shall be reserved and added to the (relevant) reserves of the Company (in accordance with the Company's articles of association and Dutch law) in order to further strengthen the capital position of the Company.

G. Granting of discharge to the directors in respect of the performance of their duties during the financial year 2022 (voting)

In accordance with article 24.9 of the Company’s articles of association, the General Meeting of Shareholders is requested to grant discharge to:

(i)    the executive directors in office in 2022 in respect of the performance of their management duties; and

(ii)    the non-executive directors in office in 2022 in respect of the performance of their non-executive duties,

as such performance is apparent from the Annual Report 2022 or otherwise disclosed to the General Meeting of Shareholders prior to the adoption of the Annual Accounts 2022.

3. Appointment of Non-Executive Director (voting)

On January 18, 2023 Mr. Andrea Agnelli, a non-executive director of Stellantis nominated by Exor N.V. (“Exor”) and appointed on January 4, 2021 for the term of office of four years beginning on January 17, 2021, announced his resignation from his position as member of the Board of Directors of Stellantis. The resignation will become effective at the closing of the 2023 General Meeting of Shareholders.

Exor nominated Mr. Benoît Ribadeau-Dumas as the successor non-executive director for appointment at the General Meeting of Shareholders pursuant to and in accordance with Article 19.3 of the Company’s articles of association. The appointment of Mr. Ribadeau-Dumas as non-executive director will be for a period of two years, provided however that unless he resigns at an earlier date, the term of office shall lapse immediately after the close of the first annual General Meeting of Shareholders held after two years have lapsed since his appointment.

Unless the nomination is overruled in accordance with the Company's articles of association, Mr. Ribadeau-Dumas shall be appointed as non-executive director.

The relevant biographical details and curriculum vitae of Mr. Ribadeau-Dumas are available for inspection at the offices of the Company as well as on the Company’s website (www.stellantis.com).

4. Appointment of the Independent Auditor(s)

A. Proposal to appoint Ernst & Young Accountants LLP as the Company's independent auditor for the financial year 2023 (voting)

Pursuant to article 27 of the Company's articles of association, the General Meeting of Shareholders has the authority to appoint the independent auditor that will conduct the audit of the financial statements. The Audit Committee has reviewed the performance of the independent auditor and the effectiveness of the audit. Based on such review, the Audit Committee has recommended the re-appointment of Ernst & Young Accountants LLP as the Company's independent auditor for the financial year 2023.

The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to reappoint Ernst & Young Accountants LLP as the Company's independent auditor for the financial year 2023.

B. Proposal to appoint Deloitte Accountants B.V. as the Company's independent auditor for the financial year 2024 (voting)

Under applicable laws and regulations, on December 31, 2023 Ernst & Young Accountants LLP will have reached the maximum term of permitted renewals as the Company’s independent auditor. Therefore, during 2022, the Audit Committee conducted a process for the selection of the independent auditor for the financial years starting from January 1, 2024.

As the Board of Directors wishes to ensure an efficient and effective statutory audit of the Company and consolidated financial statements, a competitive selection process started in early 2022. The Audit Committee led the process and the assessment, evaluating the participating audit firms based on certain pre-defined selection criteria, including the skills and experience of the audit team, level of innovation in audit approach, and competitiveness of the audit fee.

After careful consideration by the Audit Committee and taking into account the profile of the independent auditor, the requirements in relation to independence and after evaluation of the quality of the proposals received from two short-listed tenderers, Deloitte Accountants B.V. was determined as the preferred candidate, in terms of quality and pricing. As such, the Audit Committee has recommended the appointment of Deloitte Accountants B.V. as the Company's independent auditor starting with the financial year 2024.

The Board of Directors concurs with the Audit Committee’s recommendation and submits to the shareholders the proposal to appoint Deloitte as the Company's independent auditor for the financial year 2024.

5. Amendment to Remuneration Policy (voting)

Upon recommendation of the Remuneration Committee of the Board of Directors, it is proposed to amend the Company's Remuneration Policy. The current Remuneration Policy was last amended in 2021 with 87% of votes in favor. Nevertheless, following the advisory voting on the 2022 Remuneration Report at the General Meeting of Shareholders held in 2022, which was positive for 47.9%, the Company and the Remuneration Committee engaged in an extensive shareholder outreach over the course of two rounds of engagement throughout 2022 and in early 2023. In response to the 2022 Annual General Meeting of Shareholders vote and based on the feedback received, the Board decided upon a number of changes in the Company’s remuneration practices and disclosures. In addition the Board decided, upon recommendation of the Remuneration Committee, to propose to the shareholders to amend paragraph 6 of the Remuneration Policy to provide for equity awards under the Company’s Long Term Incentive Plan to consist only of Performance Share Units (PSUs) for the Executive Directors beginning with the 2023 grant.

The objective of the remuneration policy is to provide a compensation structure that allows Stellantis to attract and retain the most highly qualified executive talent and to motivate such executives to achieve business and financial goals that create value for shareholders and other stakeholders in a manner consistent with our core business and leadership values.

The Board of Directors submits to the shareholders the proposal to amend paragraph 6 of the Remuneration Policy. If adopted, the revised remuneration policy of the Board of Directors will apply as of April 13, 2023. Pursuant to article 19.11 of the Company's articles of association, the amendment of the remuneration policy of the Board of Directors requires an absolute majority of the votes cast.

The text of the proposed revised Remuneration Policy of the Board of Directors including a compare version against the preceding remuneration policy is available for inspection on the Company's website (www.stellantis.com) as well as at the Company's offices.

6. Delegation to the Board of Directors of the authority to issue shares in the capital of the Company and to limit or to exclude pre-emptive rights

A. Proposal to designate the Board of Directors as the corporate body authorized to issue common shares and to grant rights to subscribe for common shares as provided for in article 7 of the Company’s articles of association (voting)

In accordance with article 7 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to issue common shares in the Company's capital and to grant rights to subscribe for common shares in the Company's capital. This proposal extends the Existing Authorisation (as defined below) of the Board of Directors as per the date it lapses up to and including October 12, 2024 (being the date 18 months from the date of the 2023 General Meeting of Shareholders). The new authorization is limited to 10% of the issued common shares for general corporate purposes as per the date of the 2023 General Meeting of Shareholders (April 13, 2023) and can be used for any and all purposes.

The proposed authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require the issuance of common shares. If approved, the authorization granted will succeed the current authorization of the Board of Directors to issue common shares and to grant rights to subscribe for common shares in the Company's capital, which was granted by the General Meeting of Shareholders held on January 4, 2021 for a period of three years starting on the day the merger between Fiat Chrysler Automobiles N.V. and Peugeot S.A. became effective (January 17, 2021), as reflected in article 33 of the Company's articles of association (the "Existing Authorisation").

B. Proposal to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights for common shares as provided for in article 8 of the Company’s articles of association (voting)

In accordance with article 8 of the Company’s articles of association, it is proposed to designate the Board of Directors as the corporate body authorized to limit or to exclude pre-emption rights in connection with the issue of and/or the granting of rights to subscribe for common shares in the Company's capital. This proposal concerns the extension of the authorization of the Board of Directors as per the date the Existing Authorisation II (as defined below) lapses up to and including October 12, 2024 (being the date 18 months from the date of the 2023 General Meeting of Shareholders).

The proposed authorization, in combination with the authorization under agenda item 6.A., will enable the Board of Directors to be flexible and to respond quickly to circumstances that require an issuance of common shares with or without limited pre-emptive rights. The authorization is limited to the percentages of the capital as described under agenda item 6.A. In accordance with article 8 of the Company’s articles of association, this proposal must be adopted with a majority of at least two thirds of the votes cast if less than one half of the issued share capital is represented at the General Meeting of Shareholders. If one half or more of the issued share capital is represented at the General Meeting of Shareholders, the resolution can be adopted with a simple majority of the votes cast. If approved, the authorization granted will succeed the current authorization of the Board of Directors to exclude or limit pre-emptive rights with respect to common shares, which was granted by the General Meeting of Shareholders held on January 4, 2021 for a period of three years staring on the day the merger between Fiat Chrysler Automobiles N.V.

and Peugeot S.A. became effective (January 17, 2021), as reflected in article 33 of the Company's articles of association (the "Existing Authorisation II").

7. Delegation to the Board of Directors of the authority to acquire common shares in the Company's capital (voting)

The Board of Directors believes that it is beneficial for the Company to have the flexibility to acquire common shares, inter alia, to service equity-based incentive plans of the Company and to enable the Board of Directors to carry out share buy-back programs if the Board of Directors considers such buy-back would increase earnings per share and be in the best interest of the Company and its stakeholders.

Therefore, it is proposed that the General Meeting of Shareholders, in accordance with article 9 of the Company's articles of the association and without prejudice to the provisions of section 2:98 of the Dutch Civil Code, delegates the authority to acquire common shares in the Company's capital to the Board of Directors, either through purchase on a stock exchange, a public tender offer, an offer for exchange or otherwise, up to a maximum number of shares equal to 10% of the Company’s issued common shares as per the date of the 2023 General Meeting of Shareholders (April 13, 2023) at a purchase price per share no lower than the nominal value of the shares and no higher than an amount equal to 110% of the market price of the shares on the New York Stock Exchange and/or the Euronext Milan and/or Euronext Paris (as the case may be); such market price being calculated as the average of the highest price on each of the five days of trading prior to the date on which the acquisition is made, as shown in the Official Price List of the New York Stock Exchange and/or Euronext Milan and/or Euronext Paris (as the case may be); the authority pursuant to this item shall be for a period of 18 months from the date of the 2023 General Meeting of Shareholders (April 13, 2023) and therefore up to and including October 12, 2024.

This authorization will allow the Board of Directors to be flexible and to respond quickly to circumstances that require a repurchase of the Company’s common shares, and can be used for any and all purposes.

The adoption of this proposal by the General Meeting of Shareholders will replace the current authorization of the Board of Directors to repurchase common shares in the Company's capital, which was granted by the General Meeting of Shareholders for a period of eighteen months from April 13, 2022. The repurchase of common shares under this agenda item includes depositary receipts thereof.

8. Cancellation of shares in the capital of the Company

It is proposed to the General Meeting of Shareholders to cancel 69,125,544 common shares in the share capital of the Company held by the Company in its own capital resulting in a reduction of the Company's issued common shares.

On September 15, 2022, following the execution of the Share Repurchase Agreement between the Company and General Motors Company (“GM”), 69,125,544 common shares that GM was entitled to acquire upon the exercise of equity warrants originally issued by Peugeot S.A. in 2017 were issued and subsequently repurchased by the Company. The purpose of the cancellation of the repurchased common shares is to optimize the capital structure of the Company.

The cancellation of the common shares shall be effected with due observance of the provisions of section 2:100 of the Dutch Civil Code and the Company’s articles of association.

9. Closing

The chairperson of the meeting will close the meeting.